July 7, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Ada D. Sarmento

Re:	Calliditas Therapeutics AB
Registration Statement on Form F-3
Filed June 28, 2022
File No. 333-265881

Acceleration Request
Requested Date: July 8, 2022
Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 (File No. 333-265881) (the “Registration Statement”), to become effective on July 8, 2022, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the Commission’s staff. The Registrant hereby authorizes Joshua Kaufman of Cooley LLP, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with Joshua Kaufman of Cooley LLP at (212) 479-6495.

[Signature page follows]

Very truly yours,

Calliditas Therapeutics AB

By:	/s/ Renée Aguiar-Lucander
Renée Aguiar-Lucander
Chief Executive Officer

cc:
Fredrik Johansson, Calliditas Therapeutics AB
Jonathan Schur, Calliditas Therapeutics AB
Josh Kaufman, Cooley LLP
Katie Kazem, Cooley LLP
Dain Hard Nevonen, Advokatfirman Vinge KB
Linnea Sellström, Advokatfirman Vinge KB